

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 15, 2024

Chryssa C. Halley
Executive Vice President and Chief Financial Officer
Federal National Mortgage Association
1100 15th St., NW
Washington, DC 20005

> **Re: Federal National Mortgage Association**
> **Form 10-K for the Fiscal Year Ended December 31, 2023**
> **File No. 000-50231**

Dear Chryssa C. Halley:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

          Sincerely,

          Division of Corporation Finance
          Office of Finance

cc: Kirk C. Silva